March 22, 2002	Exhibit 99.1

U.S. Securities and Exchange Commission
450 Fifth St. NW
Washington, D.C. 20549-0305

United Defense Industries owns a 51% interest in a joint venture in Saudi Arabia and a joint venture in Turkey. The Saudi Arabia joint venture is audited by Arthur Andersen & Co., an affiliate of Arthur Andersen and the Turkey joint venture is audited by Aktif Analiz S.M.M.M. A.S., also an affiliate of Arthur Andersen. Each of the auditor’s opinion related to the joint ventures is included in the December 31, 2001 Form 10-K.

Arfan K. Ayass of Saudi Arabia and Ethem Kutucular of Turkey have each represented to us that the audit was subject to Andersen’s International quality control system for the accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of personnel working on audits. Also, Arfan K. Ayass and Ethem Kutucular had access to Andersen’s national office for consultation, if such consultation was required or needed.

United Defense Industries, Inc.

By:	/s/ Thomas W. Rabaut Thomas W. Rabaut
President, Chief Executive Officer and Director